# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sunrise Realty Trust, Inc., CIK 0002012706
CUSIP: 867981102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 04/30/2025
Amends the filing with accession number 0001829126-25-001939
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401, (561) 530-3315

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 2,776,216; shared voting power 479,139; sole dispositive power 2,776,216; shared dispositive power 479,139; aggregate amount beneficially owned 3,255,355 (24.3% of the class)
  Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Leonard M. Tannenbaum (the "Reporting Person") with respect to Sunrise Realty Trust, Inc. (the "Issuer") on December 26, 2024 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on January 30, 2025, and Amendment No. 2 to Schedule 13D filed on March 20, 2025. This Amendment No. 3 is being filed solely to report purchases of Common Stock that in aggregate exceeded a 1% change in beneficial ownership since the Reporting Person's last Schedule 13D/A filing.
  
  The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. Lines 7 and 9 consist of 2,776,216 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") held directly by the Reporting Person, including 91,238 shares of restricted stock held by the Reporting Person and 1,000 shares of Common Stock held in a Uniform Transfer to Minors Act ("UTMA") account for the son of the Reporting Person. Lines 8 and 10 consist of 420,181 shares of Common Stock held by the Tannenbaum Family Foundation, formerly known as the Leonard M. Tannenbaum Foundation, for which the Reporting Person serves as the President, and 58,958 shares of Common Stock held by Tannenbaum Family 2012 Trust for the benefit of certain members of the Reporting Person's family, for which the Reporting Person serves as the Investment Advisor and over which, in each case, the Reporting Person disclaims beneficial ownership. Excludes 33,132 shares of Common Stock held by Robyn Tannenbaum, the Reporting Person's spouse, over which the Reporting Person disclaims beneficial ownership. Line 13 is based on the 13,421,494 shares of Common Stock outstanding as of March 1, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Sunrise Realty Trust, Inc.
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Since March 20, 2025, the Reporting Person purchased shares of Common Stock in multiple open market transactions using personal funds, as listed on Schedule A, attached hereto, and incorporated herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days: Transactions in the Common Stock since the last Schedule 13D/A filing are set forth in Schedule A and are incorporated herein. Other than those transactions listed on Schedule A, no transactions in the shares of Common Stock have been effected by the Reporting Person since the filing of Amendment No. 2 to Schedule 13D on March 20, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 99.1 - Schedule A - Attached here.

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (05/02/2025)